UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PUSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 7)*

                        ROYAL OLYMPIC CRUISE LINES, INC.

                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    214 417 7
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
                       (NAME, ADDRESS, TELEPHONE NUMBER OF
                                PERSON AUTHORIZED

                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  July 11, 2003

             (Date of Event Which Requires Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 214 417 7                  13D                      Page 2 of 8 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     719,469 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                719,469 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          719,469 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          5.14%

14.      TYPE OF REPORTING PERSON*:                                   PN


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CUSIP NO. 214 417 7                   13D                     Page 3 of 8 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     174,950 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                174,950 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          174,950 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:* / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                           1.25%

14.      TYPE OF REPORTING PERSON*:                                    CO

CUSIP NO. 214 417 7                    13D                    Page 4 of 8 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     719,469 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                719,469 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          719,469 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          5.14%

14.      TYPE OF REPORTING PERSON*:                                   CO

CUSIP NO. 214 417 7                    13D                    Page 5 of 8 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:                                             0 shares

8.       SHARED VOTING POWER:                                     174,950 shares

9.       SOLE DISPOSITIVE POWER:                                        0 shares

10.      SHARED DISPOSITIVE POWER:                                174,950 shares

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                          174,950 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                          1.25%

14.      TYPE OF REPORTING PERSON*:                                  CO

CUSIP NO. 214 417 7                  13D                      Page 6 of 8 Pages

               This Schedule 13D/A hereby amends the Schedules 13D, as originally filed with the United States Securities and Exchange Commission (the "Commission"), on September 16, 1999, as amended, relating to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock") of Royal Olympic Cruise Lines, Inc., a foreign corporation (the "Issuer"), whose principal executive offices are located at 87 Akti Miaouli, 185 83 Piraeus, Greece. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.  Security and Issuer

         No amendment.

Item 2.  Identity and Background

         No amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

         No amendment.

Item 4.  Purpose of Transaction

         No amendment.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended in its entirety to provide as follows:

         (a) As of July 23, 2003, Little Wing, L.P. and Quilcap Corp. beneficially owned 719,469 shares of the Common Stock constituting approximately 5.14% of the shares outstanding based on the Issuer's Form 20-F for the fiscal year ended November 30, 2002 filed with the Commission on June 18, 2003.

         As of July 23, 2003, Tradewinds Fund Ltd. and Quilcap International Corp. beneficially owned 174,950 shares of Common Stock constituting approximately 1.25% of the shares outstanding based on the Issuer's Form 20-F for the fiscal year ended November 30, 2002 filed with the Commission on June 18, 2003.

         (b) Little Wing, L.P. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap Corp., the general partner of Little Wing, L.P. Tradewinds Fund Ltd. has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quilcap International Corp., the investment manager of Tradewinds Fund Ltd.

         (c) Little Wing, L.P. and Tradewinds Fund Ltd. together (the "Reporting Entities") distributed a total of 100,280 shares of the Common Stock beginning on July 11, 2003 at $2.29 per share pursuant to withdrawals and redemptions from the Reporting Entities initiated by its unaffiliated limited partners and members. Specifically, Little Wing, L.P., distributed 97,616 shares of the Common Stock and Tradewinds Fund Ltd. distributed 2,664 shares of the Common Stock.

CUSIP NO. 214 417 7               13D                         Page 7 of 8 Pages

         The shares of Common Stock so distributed represented the respective limited partners' and/or members' equivalent pro rata share of the Common Stock held by the Reporting Entities in the Company and were effected automatically, in accordance with the stated policies and procedures of the Reporting Entities regarding withdrawals, by reason of the separate requests by such limited partners and members to withdraw capital from the Reporting Entities.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No amendment.

Item 7.  Material to be Filed as Exhibits

         No amendment.

CUSIP NO. 214 417 7                   13D                     Page 8 of 8 Pages

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2003

LITTLE WING, L.P.                            QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By:     /s/ Parker Quillen                   By:    /s/ Parker Quillen
-------------------------------------        -----------------------------------
       Parker Quillen, President                    Parker Quillen, President


TRADEWINDS FUND LTD.                         QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.

By:     /s/ Parker Quillen                   By:    /s/ Parker Quillen
-------------------------------------        -----------------------------------
       Parker Quillen, President                    Parker Quillen, President